

旭日企業有限公司
Glorious Sun Enterprises Limited



06017391

(Incorporated in Bermuda with limited liability)

Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

October 5 , 2006

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

SUPPL

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated May 26, 2006 regarding the poll result of the Special General Meeting in relation to the non-exempt connected transaction published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on May 29, 2006;
2. The Company's announcement dated September 25, 2006 regarding the interim results for the six months ended June 30, 2006 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 26, 2006; and
3. The Company's 2006 Interim Report dated September 25, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited





Isaac Mui
Company Secretary

Encl.

10/17

c.c. Ms. Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms. Eugenia Lee, Ms. Kammy Yuen and Ms. Irene Fung of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com and ifung@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七



Monday, May 29, 2006 The Standard



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOLDPROMISE AND RELATED SHAREHOLDERS' LOANS

NON-EXEMPT CONNECTED TRANSACTION

POLL RESULT OF THE SPECIAL GENERAL MEETING

The resolution for approving, ratifying and confirming the Acquisition Agreement and the transactions contemplated thereunder and the implementation thereof was duly passed by way of poll at the SGM held on 26 May 2006.

Reference is made to the announcement of Glorious Sun Enterprises Limited (the "**Company**") dated 7 April 2006 and the circular of the Company (the "**Circular**") dated 28 April 2006. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the Circular.

The Directors of the Company are pleased to announce that the resolution for approving, ratifying and confirming the Acquisition Agreement and the transactions contemplated thereunder and the implementation thereof was duly passed by way of poll at the SGM held on 26 May 2006. The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer of the poll. The result of the poll on the ordinary resolution is as follows:

Ordinary Resolution	Number of Votes (%)	
	For	Against
"THAT (a) the Acquisition Agreement (as defined in the circular of the Company dated 28 April 2006 (the "Circular")) (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purposes) and the transactions contemplated thereunder and the implementation thereof be and are hereby approved, ratified and confirmed; and	140,721,200 (100%)	Nil (0%)
(b) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Acquisition Agreement."		

As at the date of the SGM, the total number of shares of the Company ("**Shares**") entitling the holder to attend and vote for or against the above resolution was 383,390,000. The Vendors and their respective associates, in aggregate holding 671,074,000 Shares, have abstained from voting at the SGM. There were no Shares entitling the holder to attend and vote only against the above resolution at the SGM.

By Order of the Board
Glorious Sun Enterprises Limited
Hui Chung Shing, Herman, JP
Director

Hong Kong, 26 May 2006

Directors of the Company as at the date hereof:

Executive Directors:
Dr Charles Yeung, SBS, JP, Mr Yeung Chun Fan, Mr Yeung Chun Ho, Mr Pau Sze Kee, Jackson, Mr Hui Chung Shing, Herman, JP, Ms Cheung Wai Yee, Mr Chan Wing Kan, Archie and Mr Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr Wong Man Kong, Peter, BBS, JP, Mr Lau Hon Chuen, Ambrose, GBS, JP and Mr Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr Lam Lee G.

香港經濟日報 2006年5月29日 星期一



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

收購Goldpromise之全部已發行股本及相關股東貸款

非豁免關連交易

股東特別大會的表決結果

有關批准、追認及確認收購協議及根據收購協議擬進行之交易和收購協議之執行的決議案，已於二零零六年五月二十六日舉行之股東特別大會以點票表決之方式獲得通過。

謹此提述旭日企業有限公司(「本公司」)於二零零六年四月七日發表的公佈及本公司於二零零六年四月二十八日刊發的通函(「通函」)。除非文義另有所指，否則本公佈所用詞彙與通函所界定者具相同涵義。

本公司董事欣然宣佈，有關批准、追認及確認收購協議及根據收購協議擬進行之交易和收購協議之執行的決議案，已於二零零六年五月二十六日舉行之股東特別大會以點票表決之方式獲得通過。本公司在香港之股份過戶登記分處，香港中央證券登記有限公司，已就點票表決獲委任為監票人。普通決議之表決結果如下：

普通決議案	投票數目(百分比)	
	贊成	反對
「動議 (a) 批准、追認及確認收購協議(定義見本公司於二零零六年四月二十八日刊發之通函)(其印有「A」字樣的副本已呈交大會並由大會主席簡簽，以資識別)及根據收購協議擬進行之交易和收購協議之執行；及 (b) 授權本公司任何一名董事(或如需加蓋印鑑，則為本公司任何兩名董事)代表本公司簽署所有其他文件、文據及協議，並執行其認為附帶於、輔助或有關收購協議項下擬進行事宜的所有行動或事情。」	140,721,200 (100%)	無 (0%)

於股東特別大會當日，賦予股份持有人權利可出席投票贊成或反對上述決議案的本公司股份(「股份」)總數為383,390,000股；各賣方及其各自之關連人士，合共持有671,074,000股股份，已於股東特別大會上放棄投票。本公司概無任何股份賦予其持有人權利出席股東特別大會但僅可於會上就上述決議案投反對票的權利。

承董事局命
旭日企業有限公司
許宗盛太平紳士
董事

香港，二零零六年五月二十六日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Interim Results
For the six months ended 30 June 2006

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Restated) (Unaudited) *HK$'000*
Revenue	(2)	2,002,435	1,762,520
Cost of sales		(1,156,378)	(1,019,453)
Gross profit		846,057	743,067
Other income and gains		96,041	63,282
Selling and distribution costs		(491,811)	(416,642)
Administrative expenses		(258,110)	(229,275)
Other operating expenses		(27,844)	(20,708)
Finance costs		(7,016)	(4,241)
Share of profits and losses of:			
Jointly-controlled entities		(640)	4
Associates		24,595	30,001
Profit before tax	(2) & (3)	181,272	165,488
Tax	(4)	(32,204)	(29,890)
Profit for the period		149,068	135,598
Attributable to:			
Equity holders of the Company		125,223	112,827
Minority interests		23,845	22,771
Profit for the period		149,068	135,598
Interim dividend declared	(6)	33,743	29,090
		HK cents	*HK cents*
Earnings per share			
Basic	(5a)	11.91	11.26
Diluted	(5b)	11.82	11.06
Interim dividend per share		3.20	2.90

CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2006 (Unaudited) *HK$'000*	31 December 2005 (Audited) *HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	709,714	622,163
Investment property	2,500	2,500
Prepaid land lease payments	17,552	17,209
Interests in jointly-controlled entities	23,834	21,861
Interests in associates	252,730	213,813
Goodwill	38,612	
Deferred tax assets	11,604	14,525
	1,056,546	892,071
CURRENT ASSETS		
Inventories	591,564	560,535
Trade and bills receivables	474,462	431,650
Prepayments, deposits and other receivables	231,408	179,103
Due from related companies	939	1,072
Equity investments at fair value through profit or loss	113,302	59,525
Pledged deposits	21,784	21,784
Cash and cash equivalents	913,976	1,266,197
	2,347,435	2,519,866
CURRENT LIABILITIES		
Trade and bills payables	385,591	481,649
Other payables and accruals	693,861	623,655
Interest-bearing bank and other borrowings	278,442	251,187
Tax payable	248,352	226,803
	1,606,246	1,583,294
NET CURRENT ASSETS	741,189	936,572
TOTAL ASSETS LESS CURRENT LIABILITIES	1,797,735	1,828,643
NON-CURRENT LIABILITIES		
Interest-bearing bank and other borrowings	17,112	6,004
Long term loans from minority shareholders	9,400	9,400
Deferred tax liabilities	368	411
	26,880	15,815
Net assets	1,770,855	1,812,828
EQUITY		
Equity attributable to equity holders of the Company		
Issued capital	105,446	104,938
Reserves	1,453,791	1,338,880
Proposed dividends	33,743	219,320
	1,592,980	1,663,138
Minority interests	177,875	149,690
Total equity	1,770,855	1,812,828

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) **Principal accounting policies and basis of presentation**

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These interim financial statements for the period ended 30 June 2006 are unaudited and have been reviewed by the Audit Committee of the Company.

The condensed consolidated income statement was revised for the prior interim period to bring it in line with the policies adopted in 2005 audited annual financial statements. Accordingly, certain comparative amounts have been restated.

The effect of these restatements on the income statement during the six months ended 30 June 2005 is set out bel

	HK$'(
Increase in other operating expenses	(6,6
Increase in share of after tax results of associates	6,6
Total effect	

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2005 except the new adoption of HKFRSs and HKASs with effect from accounting periods commencing on or after 1 Janu 2006, as disclosed below:

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRS Interpretation 4	Determining whether an Arrangement contains a Lease

The adoption of the above new and revised accounting standards has no material impact on the Group's balan sheet and income statement.

(2) **Revenue and segment information**

(a) Business segments

	Retail operations 2006 (Unaudited) *HK$'000*	2005 (Restated) (Unaudited) *HK$'000*	Export operations 2006 (Unaudited) *HK$'000*	2005 (Restated) (Unaudited) *HK$'000*	Other operations 2006 (Unaudited) *HK$'000*	2005 (Restated) (Unaudited) *HK$'000*	Consolidated 2006 (Unaudited) *HK$'000*	2((Restat (Unaudit *HK$'(*
Segment revenue:								
Sales to external customers	1,318,714	1,177,709	590,646	525,185	93,075	59,626	2,002,435	1,762,5
Other income and gains	21,601	12,832	16,761	16,356	8,497	21,587	46,859	50,7
Total	1,340,315	1,190,541	607,407	541,541	101,572	81,213	2,049,294	1,813,2
Segment results	107,815	99,444	33,656	32,852	2,808	7,539	144,279	139,8
Interest income and unallocated revenue							49,182	12,5
Unallocated expenses							(29,128)	(12,6
Finance costs							(7,016)	(4,2
Share of profits and losses of:								
Jointly-controlled entities	-	-	72	(170)	(712)	174	(640)	
Associates	-	-	24,595	30,001	-	-	24,595	30,0
Profit before tax							181,272	165,4
Tax							(32,204)	(29,8
Profit for the period							149,068	135,5

(b) Geographical segments

Six months ended 30 June 2006 (Unaudited)

	Mainland China *HK'000*	Hong Kong *HK'000*	United States of America *HK'000*	Australia and New Zealand *HK'000*	Canada *HK'000*	Others *HK'000*	Consolidate *HK'0(*
Segment revenue:							
Sales to external customers	980,551	74,961	466,571	370,948	84,278	25,126	2,002,43

Six months ended 30 June 2005 (Unaudited)

	Mainland China *HK'000*	Hong Kong *HK'000*	United States of America *HK'000*	Australia and New Zealand *HK'000*	Canada *HK'000*	Others *HK'000*	Consolidate *HK'0(*
Segment revenue:							
Sales to external customers	815,115	50,693	419,037	394,691	40,727	42,257	1,762,52

(3) **Profit before tax**

The Group's profit before tax is arrived at after charging/(crediting) the following:

	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Restated (Unaudited *HK$'00(*
Depreciation	65,730	61,164
Recognition of prepaid land lease payments	211	205
Impairment of interests in associates	12,172	6,619
Fair value net gains on equity investments through profit or loss	(22,138)	-
Interest income	(18,937)	(11,509

(4) **Tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Unaudited *HK$'00(*
Current – Hong Kong	3,282	5,487
Current – Elsewhere	26,457	23,434
Deferred	2,465	969
	32,204	29,890

The share of tax attributable to associates amounting to HK$4,217,000 (2005: HK$6,895,000) is included in "Share of profits and losses of associates" on the face of the condensed consolidated income statement.

(5) **Earnings per share**

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2006 is based on the profi attributable to equity holders of the Company of HK$125,223,000 (2005: HK$112,827,000) and the weighted average number of 1,051,506,177 (2005: 1,002,056,000) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2006 is based on the profi attributable to equity holders of the Company of HK$125,223,000 (2005: HK$112,827,000). The weighted average number of ordinary shares used in the calculation is the 1,051,506,177 (2005: 1,002,056,000) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 8,282,624 (2005: 18,433,234) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(6) **Dividends**

	Six months ended 30 June 2006 (Unaudited) *HK$'000*	2005 (Unaudited) *HK$'00(*
Dividends for equity holders of the Company:		
Final dividend paid	114,936	105,326
Special dividend paid	105,447	-
	220,383	105,326
Interim dividend declared	33,743	29,090
	254,126	134,416

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK3.20 cents (2005: HK2.90 cents) per share for the six months ended 30 June 2006 to shareholders whose names appear on the register of members of the Company as at the close of business on Thursday, 12 October 2006. The interim dividend is expected to be paid to shareholders by post on or around Tuesday, 17 October 2006.

REVIEW OF OPERATIONS

Both the retail and export businesses of the Group achieved double-digit growth for the first six months of the current financial year (the "Period"). Whilst China's austerity programme to regulate the overheated economy is still in force, economic growth in China remained spectacular with the retail market being resilient. Jeanswest's operations in the Mainland witnessed strong performance in terms of sales during the Period. In spite of the sluggish condition in the Australian retail market, Jeanswest Australia out-performed the market performance. Average unit price of the Group's exports had started to stabilize since the fourth quarter of 2005 with turnover contributed by the Group's export business picking up gradually. Business development of Quiksilver Glorious Sun has been good and encouraging with improved brand recognition in the Mainland. Business development of GSit has been on schedule. During the Period under review, the Group's retail, manufacturing and export businesses saw general increases in operating costs and intense competitions. Accordingly, the Management has strategically initiated certain changes and adjustments in operations.

Financial position of the Group remains sound. As at 30 June 2006, the Group had net cash of HK$640,206,000 (2005: HK$1,077,973,000) while the inventory level stayed at a healthy level.

For the six months ended 30 June 2006, the Group recorded a turnover of HK$2,002,435,000 (2005: HK$1,762,520,000) and net profit attributable to equity holders of the Company of HK$125,223,000 (2005: HK$112,827,000) in its unaudited consolidated accounts, representing year-on-year rises of 13.61% and 10.99% respectively.

1. **Retail Operations**

   Jeanswest China remains the flagship brand of the Group's retail business in the Mainland market. During the Period, turnover of Jeanswest China grew to HK$925,946,000 (2005: HK$799,821,000), increasing by 15.77% when compared with the corresponding period in the previous year. The retail market in the Mainland has been robust. However, market competition had resulted in general rises in costs, among which the rise in rental cost was particularly significant. Brand awareness of Jeanswest China has been growing in the recent years while the improvement in product design was well-received by the market, leading into steady growth in the Group's sales in this market.

   Market condition in the Australasian retail market has been sluggish during the Period with the exchange rate of Australian dollars to Hong Kong dollars dropping by 4.90%. The Group only registered a turnover of HK$364,914,000 (2005: HK$377,888,000), representing a year-on-year decrease of 3.43%, during the Period. Nevertheless, in Australian dollar terms, the Group in fact achieved a slight increase in turnover and an improvement in gross operating margin, out-pacing its key competitors in the market. In late May 2006, the Group bought back the Jeanswest operations in New Zealand, which have been performing in line with the Management's expectation. The contributions from the New Zealand operations will be reflected in full in the Group's consolidated accounts in the second half of the financial year.

   For the Period, the retail operations collectively registered an aggregate turnover of HK$1,318,714,000 (2005: HK$1,177,709,000), rising by 11.97% year-on-year and representing 65.86% of the Group's consolidated turnover.

   As at 30 June 2006, the total number of the Group's retail network of shops, including that of Quiksilver Glorious Sun and GSit, was 1,640 shops (2005: 1,386 shops), of which 1,263 shops (2005: 1,071 shops) were operated under the brand name of Jeanswest China in the Mainland. Among the Jeanswest shops in the Mainland, 619 shops (2005: 576 shops) were directly managed by the Group. The Jeanswest network in Australasia comprised 218 shops (2005: 186 shops), out of which 6 shops were operated under franchised arrangement.

   Business development of Quiksilver Glorious Sun has been good. By late June, it operated 15 shops (2005: 11 shops), of which 6 shops were in the Mainland and 9 shops were in Hong Kong. Turnover of Quiksilver Glorious Sun achieved a respectable 73% year-on-year growth. GSit operated a total of 144 shops (2005: 118 shops) in China, including 29 shops (2005: 14 shops) in Taiwan. 116 shops (2005: 69 shops) were under direct management.

2. **Export Business**

   During the Period, while average unit price for the Group's exports stabilized gradually, operating costs had increased. In view of the abolishment of the global export quota system for textile and garment products in 2005 and the diminishment of competitive advantage previously commanded by its production base in the Philippines, the Group had closed down the manufacturing facilities during the Period so as to avoid wastage of resources in the operations failing to yield positive economic benefits. After the consolidation, the Group's production costs have been under control with productivity maintaining at the previous levels. During the Period, sales from the Group's export business have stopped from further decline and managed to achieve growth. For the period, the Group's exports amounted to HK$590,646,000 (2005: HK$525,185,000), up 12.46% when compared with the corresponding period in the previous year.

3. **Financial Position**

   As disclosed above, the Group's financial position has been sound with both net cash and inventory staying at healthy levels.

   During the Period, the Group had written foreign exchange future contacts, principally for the purpose of hedging the currency risks associated with the Australian dollars.

4. **Human Resources**

   As at 30 June 2006, the Group employed a total of above 30,000 staff. The Group offers competitive remuneration packages to its employees. In addition, incentives are granted to employees with reference to the Group's overall performance and performance of each individual.

PROSPECTS

The Management is optimistic towards the business performance of the Group in the second half of 2006. While China's austerity programme is anticipated to prevail and more stringent measures are expected in the overheated markets, the Management believes that the Chinese government will be adamant on its marco-economic policies aiming at stimulating domestic consumption and relaxing its high degree of reliance on the foreign trade-led economic growth. As a result, adverse impact on China's retail business is expected to be minimal. Turnover of Jeanswest China is now on a rising trend and the Chinese authorities have recently endorsed the brand name of Jeanswest as a "Well-known Trademark" in China. Meanwhile, Jeanswest was selected as "The Leading Brand Name in the China's Garment Industry 2006" in the category of casual apparel by a group of industry experts from the China Federation of Industrial Economics, Trade Development Bureau of the Ministry of Commerce, PRC, Shanghai Garment Industry Association etc., based on a survey covering 287 domestic and overseas brand names conducted by Social Survey Institute of China. Against this backdrop, the Management optimistically forecasts a continual upward trend for the Group's retail sales in the Mainland market. Sales recorded by Jeanswest in Australasia had already showed improvement in July and August, leading the Management to project better performance in the second half of 2006. Furthermore, the Group is proactively expanding its overseas operations. The first Jeanswest shop in Middle East under a franchise arrangement is expected to become operational in October this year. Sales growth achieved by Quiksilver Glorious Sun so far has been satisfactory. The Management will make further effort to promote this brand name in the Mainland and will speed up the expansion by opening more new Quiksilver shops in Hong Kong. Steady growth is also anticipated in the Group's export business. Barring unforeseen circumstances, the Management expects the growth rate recorded in the first half to retain in the second half of this financial year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 10 October 2006 to Thursday, 12 October 2006, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 9 October 2006.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considered that due to the fact that Dr. Charles Yeung, SBS, JP, is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 25 September 2006

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter

Independent Non-Executive Directors:

Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:

Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

中期業績公佈
截至二零零六年六月三十日止六個月

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈：本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 港幣千元	二零零五年 (重新列示) (未經審核) 港幣千元
收入	(2)	2,002,435	1,762,520
銷售成本		(1,156,378)	(1,019,453)
毛利		846,057	743,067
其他收入及收益		96,041	63,282
銷售及分銷成本		(491,811)	(416,642)
行政費用		(258,110)	(229,275)
其他經營費用		(27,844)	(20,708)
融資成本		(7,016)	(4,241)
應佔溢利及虧損：			
共同控制公司		(640)	4
聯營公司		24,595	30,001
除稅前溢利	(2)及(3)	181,272	165,488
稅項	(4)	(32,204)	(29,890)
期內溢利		149,068	135,598
屬於：			
本公司股權持有人		125,223	112,827
少數股東權益		23,845	22,771
期內溢利		149,068	135,598
中期股息	(6)	33,743	29,090
		港仙	港仙
每股盈利			
基本	(5a)	11.91	11.26
攤薄後	(5b)	11.82	11.06
每股中期股息		3.20	2.90

簡明合併資產負債表

	二零零六年六月三十日 (未經審核) 港幣千元	二零零五年十二月三十一日 (經審核) 港幣千元
非流動資產		
物業、廠房及設備	709,714	622,163
投資物業	2,500	2,500
土地租賃預付款	17,552	17,209
應佔共同控制公司權益	23,834	21,861
應佔聯營公司權益	252,730	213,813
商譽	38,612	-
遞延稅項資產	11,604	14,525
	1,056,546	892,071
流動資產		
存貨	591,564	560,535
應收賬款及票據	474,462	431,650
預付款、按金及其他應收賬款	231,408	179,103
關連公司欠款	939	1,072

(b) 地區分類

截至二零零六年六月三十日止六個月 (未經審核)

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	980,551	74,961	466,571	370,948	84,278	25,126	2,002,435

截至二零零五年六月三十日止六個月 (未經審核)

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	815,115	50,693	419,037	394,691	40,727	42,257	1,762,520

(3) 除稅前溢利

本集團除稅前溢利已扣除／(計入)下列各項：

	截至六月三十日止六個月 二零零六年 (未經審核) 港幣千元	二零零五年 (重新列示) (未經審核) 港幣千元
折舊	65,730	61,164
攤銷土地租賃預付款	211	205
應佔聯營公司權益之減值	12,172	6,619
以公平價值計入損益的股本投資之公平價淨收益	(22,138)	-
利息收入	(18,937)	(11,509)

(4) 稅項

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅率17.5%(二零零五年：17.5%)作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、註釋及常規，按其現行稅率計算。

	截至六月三十日止六個月 二零零六年 (未經審核) 港幣千元	二零零五年 (未經審核) 港幣千元
本期－香港	3,282	5,487
本期－其他地區	26,457	23,434
遞延	2,465	969
	32,204	29,890

聯營公司應佔稅項為4,217,000港元(二零零五年：6,895,000港元)，已計入本簡明合併損益表應佔聯營公司溢利及虧損內。

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零六年六月三十日止六個月之本公司股權持有人應佔溢利125,223,000港元(二零零五年：112,827,000港元)及期內已發行普通股之加權平均數1,051,506,177股(二零零五年：1,002,056,000股)計算。

(b) 每股攤薄盈利

每股攤薄盈利乃根據截至二零零六年六月三十日止期間之本公司股權持有人應佔溢利125,223,000港元(二零零五年：112,827,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,051,506,177股(二零零五年：1,002,056,000股)，與假設期內所有購股權被行使而無償發行的普通股加權平均數8,282,624股(二零零五年：18,433,234股)之總和。

(6) 股息

	截至六月三十日止六個月 二零零六年 (未經審核) 港幣千元	二零零五年 (未經審核) 港幣千元
派發股息予本公司股權持有人		
已派發末期股息	114,936	105,326
已派發特別股息	105,447	-
	220,383	105,326
擬派發中期股息	33,743	29,090
	254,126	134,416

中期股息

董事局議決派發截至二零零六年六月三十日止六個月中期股息每股3.20港仙(二零零五年：2.90港仙)予二零零六年十月十二日(星期四)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零六年十月十七日(星期二)郵寄予各股東。

已抵押存款	21,784	21,784
現金及現金等額	913,976	1,266,197
	2,347,435	2,519,866
流動負債		
應付賬款及票據	385,591	481,649
其他應付賬款及應付費用	693,861	623,655
計息銀行貸款及其他借款	278,442	251,187
應付稅款	248,352	226,803
	1,606,246	1,583,294
流動資產淨值	741,189	936,572
總資產減流動負債	1,797,735	1,828,643
非流動負債		
計息銀行貸款及其他借款	17,112	6,004
少數股東長期貸款	9,400	9,400
遞延稅項負債	368	411
	26,880	15,815
資產淨值	1,770,855	1,812,828
權益		
本公司股權持有人應佔之權益		
已發行股本	105,446	104,938
儲備	1,453,791	1,338,880
擬派股息	33,743	219,320
	1,592,980	1,663,138
少數股東權益	177,875	149,690
權益總值	1,770,855	1,812,828

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34「中期財務報告」和其他相關香港會計準則及詮釋，香港財務報告準則(「香港財務報告準則」)，及香港聯合交易所有限公司證券上市條例(「上市條例」)附錄16之披露規定而編製。

截至二零零六年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

本簡明合併財務報表已重新修訂上次中期的數字，使其符合二零零五年全年已審核的財務報表所採納的政策。因此，若干比較數字已重新列示。

這些重新列示對截至二零零五年六月三十日止六個月的損益表之影響為：

	港幣千元
增加其他經營費用	(6,619)
增加應佔聯營公司的稅後業績	6,619
總影響	–

除了採納以下於二零零六年一月一日或以後生效之新增香港財務報告準則及香港會計準則外，編制此中期財務報表所採用之會計政策及編製基準與截至二零零五年十二月三十一日止年度之已審核財務報表所用相同。

香港會計準則21－修訂	於外地業務的淨投資
香港會計準則39－修訂	公平價值選擇
香港會計準則39及香港財務報告4－修訂	財務擔保合約
香港(國際財務報告註釋委員會)詮釋4	確定一項協議是否包含租賃

採納以上新增及修訂之會計準則對本集團之資產負債表及損益表並無重大影響。

(2) 分類資料

(a) 業務分類

	截至六月三十日止六個月							
	零售業務		出口業務		其他業務		合併	
	二零零六年	二零零五年 (重新列示)	二零零六年	二零零五年 (重新列示)	二零零六年	二零零五年 (重新列示)	二零零六年	二零零五年 (重新列示)
	(未經審核) *港幣千元*	(未經審核) *港幣千元*	(未經審核) *港幣千元*	(未經審核) *港幣千元*	(未經審核) *港幣千元*	(未經審核) *港幣千元*	(未經審核) *港幣千元*	(未經審核) *港幣千元*
分類收入：								
向外間顧客銷貨	1,318,714	1,177,709	590,646	525,185	93,075	59,626	2,002,435	1,762,520
其它收入及收益	21,601	12,832	16,761	16,356	8,497	21,587	46,859	50,775
總計	1,340,315	1,190,541	607,407	541,541	101,572	81,213	2,049,294	1,813,295
分類業績	107,815	99,444	33,656	32,852	2,808	7,539	144,279	139,835
利息收入及未分配收入							49,182	12,507
未分配費用							(29,128)	(12,618)
融資成本							(7,016)	(4,241)
應佔溢利及虧損：								
共同控制公司	–	–	72	(170)	(712)	174	(640)	4
聯營公司	–	–	24,595	30,001	–	–	24,595	30,001
除稅前溢利							181,272	165,488
稅項							(32,204)	(29,890)
期內溢利							149,068	135,598

二零零六年上半年度集團的零售與出口業務均錄得雙位數的升幅。中國宏觀經濟調控雖然持續，但經濟增長仍然可觀，零售市道亦暢旺，真維斯在內地的銷售續創佳績。澳洲零售市道較為呆滯，但JEANSWEST的表現，仍較大市為佳。出口單價自去年第四季開始漸趨平穩，集團出口營業額開始回升。Quiksilver Glorious Sun的發展良好，其品牌認知度在中國內地已有所提高，走勢令人鼓舞。GSit的業務亦能按計劃拓展。期間零售、成衣製造及出口業務的經營成本均有上升壓力，加上競爭亦十分熾熱，所以佈局作了適當的調整。

期內集團財政維持著一貫良好狀況。於二零零六年六月三十日，手持淨現金有640,206,000港元(二零零五年：1,077,973,000港元)。存貨亦處於健康水平。

據未經審核的合併財務報表，截至二零零六年六月三十日止的上半年度，營業額錄得2,002,435,000港元(二零零五年：1,762,520,000港元)，而本公司股權持有人的應佔純利亦達125,223,000 港元(二零零五年：112,827,000港元)，與去年同期比較分別上升13.61%及10.99%。

(一) 零售業務

集團在中國內地的零售業務，仍以真維斯品牌為主，在回顧的上半年度，真維斯銷售額達925,946,000港元(二零零五年：799,821,000港元)，與去年同期相比增長15.77%。期間內地零售市道暢旺，但競爭激烈，經營成本有上升的壓力，尤以租金漲幅較為明顯。真維斯品牌的認受性近年不斷提高，產品設計的革新亦受歡迎，故能錄得較佳的銷售增長。

期內澳、紐市況平淡，澳元兌港元匯率回落4.90%。集團在當地的零售額錄得364,914,000港元(二零零五年：377,888,000港元)，相較去年同期回落3.43%，若以當地貨幣計算，則有輕微增長，而毛利率亦有所提升，整體表現優於競爭對手。集團在二零零六年五月底，購回Jeanswest在紐西蘭的業務，其表現與預期相符，其盈利貢獻要在下半年始會全面反映在集團的綜合帳內。

二零零六年上半年度零售業務總體的營業額合共錄得1,318,714,000港元(二零零五年：1,177,709,000港元)，對比去年同期上升了11.97%，佔集團總銷售額的65.86%。

於二零零六年六月三十日，集團零售網絡包括Quiksilver Glorious Sun及GSit共有店舖1,640間(二零零五年：1,386間)，其中真維斯在中國內地有店舖1,263間(二零零五年：1,071間)，內含619間直接經營店(二零零五年：576間)。在澳洲及紐西蘭，Jeanswest共有店舖218間(二零零五年：186間)，其中包括6間特約經銷店。

Quiksilver Glorious Sun的業務開拓順利，六月底時在中國內地有店舖6間，在香港有店舖9間，合共15間(二零零五年：11間)，營業額相比去年同期增長73%。GSit在中國有店舖144間(二零零五年：118間)，內含台灣的29間(二零零五年：13間)，其中116間(二零零五年：69間)是直接經營店。

(二) 出口業務

回顧期內，出口單價已漸次穩定下來，但生產成本卻有所上升。管理層因二零零五年取消全球紡織品配額，以致東莞生產基地的優勢已經消失，所以於上半年度關閉了當地的生產設施，不再浪費資源於沒有經濟效益的企業。經調整後，集團生產成本受控，而產能亦未因之而受損。期間集團生產出口銷售額已止跌回升。截至二零零六年六月三十日的上半年度，出口總額錄得590,646,000港元(二零零五年：525,185,000港元)，與去年同期相比上升12.46%。

(三) 財務狀況

本集團的財務狀況，正如前文所述，淨現金額及存貨水平均於本回顧期內繼續處於健康水平。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以對沖澳元帶來之匯兌風險。

(四) 人力資源

於二零零六年六月三十日，本集團之僱員總數逾30,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年業績走勢，管理層持較樂觀的態度。因中國宏觀經濟調控雖然持續，對部份過熱的行業，政府宏調政策的力度或會加大，但當前經濟發展政策仍是鼓勵內部消費，以減輕依賴外貿拉動經濟發展。故相信零售業所受到的影響較為輕微。真維斯銷售走勢現正處於上升軌道，最近中國有關當局更正式確認真維斯品牌為中國馳名商標。與此同時，中國工業經濟聯合會、中國商務部外貿發展事務局及上海服裝行業協會等組成獨立專家團，據中國社會調查所在全國十幾個城市就287家中外企業服裝品牌進行調研的結果，評選出真維斯品牌休閑服裝為"2006年中國服裝行業領袖品牌"。故管理層相信真維斯在內地的銷售升勢仍可持續。澳、紐Jeanswest七、八月的銷售情況相對上半年度亦有所改善，相信其下半年將有較佳的表現。另外，集團亦積極地開拓海外零售業務，預計在十月份Jeanswest店將以特許經營方式在中東開業。Quiksilver Glorious Sun銷售升勢令人滿意，管理層將會在中國內地加大品牌的推廣，並加快在香港開店的速度。出口業務的發展亦可望較為平順。若無不可預測的事件出現，下半年的業績應可保持上半年的增長速度。

暫停辦理股份過戶登記

本公司將由二零零六年十月十日(星期二)至二零零六年十月十二日(星期四)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零六年十月九日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

公司管治

本公司截至二零零六年六月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司之董事局主席楊釗太平紳士將毋需輪值退任。董事局認為楊釗太平紳士乃本集團之始創人，按此其乃具資格終身出任董事局主席一職並毋需輪值退任。

購買、出售或贖回本公司之上市證券

於截至二零零六年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊釗太平紳士
董事長

香港，二零零六年九月二十五日

於本公佈日期，本公司之董事如下：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Interim Report 2006


JEANSWEST
眞維斯

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2006	2005
			(Restated)
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Revenue	(2)	**2,002,435**	1,762,520
Cost of sales		**(1,156,378)**	(1,019,453)
Gross profit		**846,057**	743,067
Other income and gains		**96,041**	63,282
Selling and distribution costs		**(491,811)**	(416,642)
Administrative expenses		**(258,110)**	(229,275)
Other operating expenses		**(27,844)**	(20,708)
Finance costs		**(7,016)**	(4,241)
Share of profits and losses of:			
Jointly-controlled entities		**(640)**	4
Associates		**24,595**	30,001
Profit before tax	(2) & (3)	**181,272**	165,488
Tax	(4)	**(32,204)**	(29,890)
Profit for the period		**149,068**	135,598
Attributable to:			
Equity holders of the Company		**125,223**	112,827
Minority interests		**23,845**	22,771
Profit for the period		**149,068**	135,598
Interim dividend declared	(10)	**33,743**	29,090
		HK cents	*HK cents*
Earnings per share			
Basic	(5a)	**11.91**	11.26
Diluted	(5b)	**11.82**	11.06
Interim dividend per share		**3.20**	2.90

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2006 (Unaudited) *HK$'000*	31 Decemb 20 (Audite *HK$'0*
NON-CURRENT ASSETS			
Property, plant and equipment		**709,714**	622,
Investment property		**2,500**	2,5
Prepaid land lease payments		**17,552**	17,2
Interests in jointly-controlled entities		**23,834**	21,8
Interests in associates		**252,730**	213,8
Goodwill	*(6)*	**38,612**	
Deferred tax assets		**11,604**	14,5
		1,056,546	892,0
CURRENT ASSETS			
Inventories		**591,564**	560,5
Trade and bills receivables	*(7)*	**474,462**	431,6
Prepayments, deposits and other receivables		**231,408**	179,1
Due from related companies		**939**	1,0
Equity investments at fair value through profit or loss		**113,302**	59,5
Pledged deposits		**21,784**	21,7
Cash and cash equivalents		**913,976**	1,266,1
		2,347,435	2,519,8
CURRENT LIABILITIES			
Trade and bills payables	*(8)*	**385,591**	481,6
Other payables and accruals		**693,861**	623,6
Interest-bearing bank and other borrowings		**278,442**	251,1
Tax payable		**248,352**	226,8
		1,606,246	1,583,2
NET CURRENT ASSETS		**741,189**	936,5
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,797,735**	1,828,6
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		**17,112**	6,0
Long term loans from minority shareholders		**9,400**	9,4
Deferred tax liabilities		**368**	4
		26,880	15,8
Net assets		**1,770,855**	1,812,8
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	*(9)*	**105,446**	104,9
Reserves		**1,453,791**	1,338,8
Proposed dividends		**33,743**	219,3
		1,592,980	1,663,1
Minority interests		**177,875**	149,6
Total equity		**1,770,855**	1,812,8

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2006	2005
		(Restated)
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**34,762**	177,605
Net cash outflow from investing activities	**(368,814)**	(133,962)
Net cash outflow from financing activities	**(172,033)**	(129,052)
Net decrease in cash and cash equivalents	**(506,085)**	(85,409)
Cash and cash equivalents at 1 January	**1,243,078**	1,239,238
Effect of foreign exchange rate changes, net	**4,670**	(494)
Cash and cash equivalents at 30 June	**741,663**	1,153,335
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**444,182**	549,220
Non-pledged time deposits with original maturity of less than three months when acquired	**311,408**	626,759
Bank overdrafts	**(13,927)**	(22,644)
	741,663	1,153,335

CONDENSED CONSOLIDATED STATEMENT OF CHANGES I EQUITY

	Notes	Six months ended 30 June 2006 (Unaudited) *HK$'000*	200 (Restate (Unaudite *HK$'0*
Total equity attributable to the equity holders of the Company at 1 January		**1,663,138**	1,473,0
Exchange differences on translation of financial statements of foreign entities		**10,470**	1,1
Surplus on revaluation of available-for-sale financial assets		**-**	8
Net gains not recognized in the consolidated income statement		**10,470**	2,0
Net profit from ordinary activities attributable to equity holders of the Company		**125,223**	112,8
Issue of new shares	*(9)*	**508**	2
Premium on issue of new shares, net		**14,024**	6,9
Dividends paid	*(10)*	**(220,383)**	(105,3
		(80,628)	14,6
Total equity attributable to the equity holders of the Company at 30 June		**1,592,980**	1,489,8

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These interim financial statements for the period ended 30 June 2006 are unaudited and have been reviewed by the Audit Committee of the Company.

The condensed consolidated income statement was revised for the prior interim period to bring it in line with the policies adopted in 2005 audited annual financial statements. Accordingly, certain comparative amounts have been restated.

The effect of these restatements on the income statement during the six months ended 30 June 2005 is set out below:

	HK$'000
Increase in other operating expenses	(6,619)
Increase in share of after tax results of associates	6,619
Total effect	–

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2005 except for the new adoption of HKFRSs and HKASs with effect from accounting periods commencing on or after 1 January 2006, as disclosed below:

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRS Interpretation 4	Determining whether an Arrangement contains a Lease

The adoption of the above new and revised accounting standards has no material impact on the Group's balance sheet and income statement.

(2) Revenue and segment information

(a) Business segments

	Six months ended 30 June							
	Retail operations		Export operations		Other operations		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2C
		(Restated)		(Restated)		(Restated)		(Restate
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudite
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'(*
Segment revenue:								
Sales to external customers	**1,318,714**	1,177,709	**590,646**	525,185	**93,075**	59,626	**2,002,435**	1,762,5
Other income and gains	**21,601**	12,832	**16,761**	16,356	**8,497**	21,587	**46,859**	50,7
Total	**1,340,315**	1,190,541	**607,407**	541,541	**101,572**	81,213	**2,049,294**	1,813,2
Segment results	**107,815**	99,444	**33,656**	32,852	**2,808**	7,539	**144,279**	139,8
Interest income and unallocated revenue							**49,182**	12,5
Unallocated expenses							**(29,128)**	(12,6
Finance costs							**(7,016)**	(4,3
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**72**	(170)	**(712)**	174	**(640)**	
Associates	**-**	-	**24,595**	30,001	**-**	-	**24,595**	30,0
Profit before tax							**181,272**	165,
Tax							**(32,204)**	(29,
Profit for the period							**149,068**	135,

(b) *Geographical segments*

	Six months ended 30 June 2006 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	**980,551**	**74,961**	**466,571**	**370,948**	**84,278**	**25,126**	**2,002,435**

	Six months ended 30 June 2005 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	815,115	50,693	419,037	394,691	40,727	42,257	1,762,520

(3) Profit before tax

The Group's profit before tax is arrived at after charging/(crediting) the following:

	Six months ended 30 June	
	2006	2005
		(Restated)
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation	**65,730**	61,164
Recognition of prepaid land lease payments	**211**	205
Impairment of interests in associates	**12,172**	6,619
Fair value net gains on equity investments through profit or loss	**(22,138)**	–
Interest income	**(18,937)**	(11,509)

(4) Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current – Hong Kong	**3,282**	5,487
Current – Elsewhere	**26,457**	23,434
Deferred	**2,465**	969
	32,204	29,890

The share of tax attributable to associates amounting to HK$4,217,000 (2005: HK$6,895,000) is included in "Share of profits and losses of associates" on the face of the condensed consolidated income statement.

(5) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2006 is based on the profit attributable to equity holders of the Company of HK$125,223,000 (2005: HK$112,827,000) and the weighted average number of 1,051,506,177 (2005: 1,002,056,000) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2006 is based on the profit attributable to equity holders of the Company of HK$125,223,000 (2005: HK$112,827,000). The weighted average number of ordinary shares used in the calculation is the 1,051,506,177 (2005: 1,002,056,000) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 8,282,624 (2005: 18,433,234) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(6) Goodwill

On 27 May 2006, the Group acquired 100% equity interest in Goldpromise Limited, a company engaged in the business of selling by retail jeans and other fashion goods through "Jeanswest" retail outlets in New Zealand, for a consideration of US$10,180,000. The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$38,612,000.

(7) Trade and bills receivables

The trade and bills receivables include trade receivables, net of provision for impairments, of HK$198,244,000 (31 December 2005: HK$233,326,000) and bills receivables of HK$276,218,000 (31 December 2005: HK$198,324,000). The bills receivables were aged less than four months at the balance sheet date.

The aged analysis of trade receivables is as follows:

	30 June 2006 (Unaudited)	31 December 2005 (Audited)
	HK$'000	*HK$'000*
Less than 4 months	**178,300**	219,060
4 - 6 months	**11,954**	13,496
Over 6 months	**7,990**	770
	198,244	233,326

The Groups allows an average credit period of 45 days to its trade customers.

(8) Trade and bills payables

The trade and bills payables include trade payable of HK$313,866,000 (31 December 2005: HK$405,466,000). The aged analysis of trade payable is as follows:

	30 June 2006 (Unaudited) ***HK$'000***	31 December 2005 (Audited) *HK$'000*
Less than 4 months	**303,560**	391,685
4 - 6 months	**7,149**	10,597
Over 6 months	**3,157**	3,184
	313,866	405,466

The trade payables are non-interest bearing and are normally settled on 90-days terms.

(9) Share capital

	Number of ordinary shares ***'000***	**Nominal value** ***HK$'000***
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 January 2006	1,049,376	104,938
Newly issued during period	5,088	508
At 30 June 2006	1,054,464	105,446

(10) Dividends

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Dividends for equity holders of the Company:		
Final dividend paid	**114,936**	105,326
Special dividend paid	**105,447**	–
	220,383	105,326
Interim dividend declared	**33,743**	29,090
	254,126	134,416

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK3.20 cents (2005: HK2.90 cents) per share for the six months ended 30 June 2006 to shareholders whose names appear on the register of members of the Company as at the close of business on Thursday, 12 October 2006. The interim dividend is expected to be paid to shareholders by post on or around Tuesday, 17 October 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 10 October 2006 to Thursday, 12 October 2006, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 9 October 2006.

REVIEW OF OPERATIONS

Both the retail and export businesses of the Group achieved double-digit growth for the first six months of the current financial year (the "Period"). Whilst China's austerity programme to regulate the overheated economy is still in force, economic growth in China remained spectacular with the retail market being resilient. Jeanswest's operations in the Mainland witnessed strong performance in terms of sales during the Period. In spite of the sluggish condition in the Australian retail market, Jeanswest Australia out-performed the market performance. Average unit price of the Group's exports had started to stabilize since the fourth quarter of 2005 with turnover contributed by the Group's export business picking up gradually. Business development of Quiksilver Glorious Sun has been good and encouraging with improved brand recognition in the Mainland. Business development of GSit has been on schedule. During the Period under review, the Group's retail, manufacturing and export businesses saw general increases in operating costs and intense competitions. Accordingly, the Management has strategically initiated certain changes and adjustments in operations.

Financial position of the Group remains sound. As at 30 June 2006, the Group had net cash of HK$640,206,000 (2005: HK$1,077,973,000) while the inventory level stayed at a healthy level.

For the six months ended 30 June 2006, the Group recorded a turnover of HK$2,002,435,000 (2005: HK$1,762,520,000) and net profit attributable to equity holders of the Company of HK$125,223,000 (2005: HK$112,827,000) in its unaudited consolidated accounts, representing year-on-year rises of 13.61% and 10.99% respectively.

1. Retail Operations

Jeanswest China remains the flagship brand of the Group's retail business in the Mainland market. During the Period, turnover of Jeanswest China grew to HK$925,946,000 (2005: HK$799,821,000), increasing by 15.77% when compared with the corresponding period in the previous year. The retail market in the Mainland has been robust. However, market competition had resulted in general rises in costs, among which the rise in rental cost was particularly significant. Brand awareness of Jeanswest China has been growing in the recent years while the improvement in product design was well-received by the market, leading into steady growth in the Group's sales in this market.

Market condition in the Australasian retail market has been sluggish during the Period with the exchange rate of Australian dollars to Hong Kong dollars dropping by 4.90%. The Group only registered a turnover of HK$364,914,000 (2005: HK$377,888,000), representing a year-on-year decrease of 3.43%, during the Period. Nevertheless, in Australian dollar terms, the Group in fact achieved a slight increase in turnover and an improvement in gross operating margin, out-pacing its key competitors in the market. In late May 2006, the Group bought back the Jeanswest operations in New Zealand, which have been performing in line with the Management's expectation. The contributions from the New Zealand operations will be reflected in full in the Group's consolidated accounts in the second half of the financial year.

For the Period, the retail operations collectively registered an aggregate turnover of HK$1,318,714,000 (2005: HK$1,177,709,000), rising by 11.97% year-on-year and representing 65.86% of the Group's consolidated turnover.

As at 30 June 2006, the total number of the Group's retail network of shops, including that of Quiksilver Glorious Sun and GSit, was 1,640 shops (2005: 1,386 shops), of which 1,263 shops (2005: 1,071 shops) were operated under the brand name of Jeanswest China in the Mainland. Among the Jeanswest shops in the Mainland, 619 shops (2005: 576 shops) were directly managed by the Group. The Jeanswest network in Australasia comprised 218 shops (2005: 186 shops), out of which 6 shops were operated under franchised arrangement.

Business development of Quiksilver Glorious Sun has been good. By late June, it operated 15 shops (2005: 11 shops), of which 6 shops were in the Mainland and 9 shops were in Hong Kong. Turnover of Quiksilver Glorious Sun achieved a respectable 73% year-on-year growth. GSit operated a total of 144 shops (2005: 118 shops) in China, including 29 shops (2005: 14 shops) in Taiwan. 116 shops (2005: 69 shops) were under direct management.

2. Export Business

During the Period, while average unit price for the Group's exports stabilized gradually, operating costs had increased. In view of the abolishment of the global export quota system for textile and garment products in 2005 and the diminishment of competitive advantage previously commanded by its production base in the Philippines, the Group had closed down the manufacturing facilities during the Period so as to avoid wastage of resources in the operations failing to yield positive economic benefits. After the consolidation, the Group's production costs have been under control with productivity maintaining at the previous levels. During the Period, sales from the Group's export business have stopped from further decline and managed to achieve growth. For the period, the Group's exports amounted to HK$590,646,000 (2005: HK$525,185,000), up 12.46% when compared with the corresponding period in the previous year.

3. Financial Position

As disclosed above, the Group's financial position has been sound with both net cash and inventory staying at healthy levels.

During the Period, the Group had written foreign exchange future contracts, principally for the purpose of hedging the currency risks associated with the Australian dollars.

4. Human Resources

As at 30 June 2006, the Group employed a total of above 30,000 staff. The Group offers competitive remuneration packages to its employees. In addition, incentives are granted to employees with reference to the Group's overall performance and performance of each individual.

PROSPECTS

The Management is optimistic towards the business performance of the Group in the second half of 2006. While China's austerity programme is anticipated to prevail and more stringent measures are expected in the overheated markets, the Management believes that the Chinese government will be adamant on its marco-economic policies aiming at stimulating domestic consumption and relaxing its high degree of reliance on the foreign trade-led economic growth. As a result, adverse impact on China's retail business is expected to be minimal. Turnover of Jeanswest China is now on a rising trend and the Chinese authorities have recently endorsed the brand name of Jeanswest as a "Well-known Trademark" in China. Meanwhile, Jeanswest was selected as "The Leading Brand Name in the China's Garment Industry 2006" in the category of casual apparel by a group of industry experts from the China Federation of Industrial Economics, Trade Development Bureau of the Ministry of Commerce, PRC, Shanghai Garment Trade Association, etc., based on a survey covering 287 domestic and overseas brand names conducted by Social Survey Institute of China. Against this backdrop, the Management optimistically forecasts a continual upward trend for the Group's retail sales in the Mainland market. Sales recorded by Jeanswest in Australasia had already showed improvement in July and August, leading the Management to project better performance in the second half of 2006. Furthermore, the Group is proactively expanding its overseas operations. The first Jeanswest shop in Middle East under a franchise arrangement is expected to become operational in October this year. Sales growth achieved by Quiksilver Glorious Sun so far has been satisfactory. The Management will make further effort to promote this brand name in the Mainland and will speed up the expansion by opening more new Quiksilver shops in Hong Kong. Steady growth is also anticipated in the Group's export business. Barring unforeseen circumstances, the Management expects the growth rate recorded in the first half to retain in the second half of this financial year.

BOARD OF DIRECTORS

Executive

Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

COMPANY SECRETARY

Mr. Mui Sau Keung, Isaac

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 30 June 2006, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

Name of director	Capacity	No. of shares held Long Position	Short Position	Total	Percentage of issued share capital (%)
Dr. Charles Yeung, SBS, JP	Interest of controlled corporations	625,134,000	6,600,000	631,734,000 [(1)]	59.910
Mr. Yeung Chun Fan	(i) Interest of controlled corporations	625,134,000	6,600,000	638,464,000 [(1) & (3)]	60.549
	(ii) Interest of spouse	6,730,000	-		
Mr. Yeung Chun Ho	Interest of a controlled corporation	32,430,000	-	32,430,000 [(2)]	3.075
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	-	9,370,000	0.889
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	-	6,250,000	0.593
Ms. Cheung Wai Yee	(i) Beneficial owner	6,730,000	-	638,464,000 [(1) & (3)]	60.549
	(ii) Interest of spouse	625,134,000	6,600,000		
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	-	956,000	0.091

Notes:

1. 396,454,000 shares (of which interests in 6,600,000 shares were short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares were held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan).

2. 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

3. Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 631,734,000 shares related to the same block of shares held by three companies controlled by Mr. Yeung Chun Fan.

Save as disclosed above, as at 30 June 2006, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

On 1 September 2005, the shareholders of the Company approved the termination (to the effect that the Company can no longer grant any further options) of the share option scheme adopted by the Company on 2 September 1996 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"). All share options granted and outstanding prior to the termination of the Old Scheme will remain in full force and effect.

(a) Old Scheme

The Old Scheme was adopted by the Company on 2 September 1996.

Details of the movement in share options under the Old Scheme during the six months ended 30 June 2006 were as follows:

	Number of shares subject to options					Share options			Price of Company's share***	
Category of participant	At 1 January 2006 '000	During the year: Exercised '000	During the year: Lapsed '000	During the year: Cancelled '000	At 30 June 2006 '000	Date of grant*	Exercise period	Subscription Price** HK$	Immediately before the exercise date HK$	At exercise date of share options HK$
Employees in aggregate	7,800	4,800	-	-	3,000	16/06/1997	15/06/2000 to 14/06/2007	2.876	3.705	3.713
	12,816	288	-	-	12,528	30/08/1997	16/09/1997 to 29/08/2007	2.564	3.550	3.562
	6,656	-	-	-	6,656	31/10/1997	31/10/1997 to 30/10/2007	1.800	-	-
	27,272	5,088	-	-	22,184					

Notes to the reconciliation of share options under the Old Scheme outstanding during the period:

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the closing prices quoted from the Stock Exchange immediately before the dates on which the options were exercised.

No theoretical value of share option is disclosed as no share options were granted during the period.

(b) New Scheme

The New Scheme was adopted by the Company on 1 September 2005, unless otherwise terminated or amended, the New Scheme will remain in force for 10 years from the date of adoption. Details of the terms of the New Scheme were disclosed in the Annual Report of the Company for the year 2005.

During the period, no share options were granted or exercised under the New Scheme. Therefore, no theoretical value of share option is disclosed.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2006, the register required to be kept by the Company pursuant to Section 336 of the SFO showed that the following shareholders (other than Directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	Number of shares held Long Position	Short Position	Total	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	389,854,000	6,600,000	396,454,000	37.598
Advancetex Holdings (BVI) Limited	Beneficial owner	233,540,000	-	233,540,000	22.148
Mr. Cheah Cheng Hye	(i) Beneficial owner	500,000	-	61,815,000	5.862
	(ii) Interest of child under 18 or spouse	240,000	-		
	(iii) Interest of a controlled corporation	61,075,000 [1]	-		
Value Partners Limited	Investment manager	61,775,000	-	61,775,000	5.858
Commonwealth Bank of Australia	Interest of controlled corporations	62,935,100	-	62,935,100 [2]	5.968

Notes:

1. Mr. Cheah Cheng Hye was deemed to be interested in these shares held by Value Partners Limited, a company controlled by Mr. Cheah Cheng Hye.

2. 62,935,100 shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

Save as disclosed above, no other parties (other than Directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 30 June 2006.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considered that due to the fact that Dr. Charles Yeung, SBS, JP, is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as the code of conduct regarding securities transactions by the Directors. Having made specific enquiry of all Directors, the Company confirmed that during the six months ended 30 June 2006, all Directors have complied with the required standard set out in the Model Code.

AUDIT COMMITTEE

The Company's audit committee is composed of three independent non-executive Directors (Mr. Lau Hon Chuen, Ambrose, GBS, JP, Mr. Wong Man Kong, Peter, BBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP) and the non-executive Director (Dr. Lam Lee G.). The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the interim report of the Company for the six months ended 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 25 September 2006






JEANSWEST
眞維斯

附註：

1. 謝清海先生被視為擁有該等由Value Partners Limited（一間由其控制的公司）所持之股份權益。

2. 62,935,100股乃由Commonwealth Bank of Australia的多間全資附屬公司擁有。

除上文披露者外，於二零零六年六月三十日，概無其他人士(本公司董事除外)，根據證券及期貨條例第XV部第2及第3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

公司管治

本公司截至二零零六年六月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司之董事局主席楊釗太平紳士將毋需輪值退任。董事局認為楊釗太平紳士乃本集團之始創人，按此其乃具資格終身出任董事局主席一職並毋需輪值退任。

董事進行證券交易之標準守則

本公司已採納標準守則作為有關董事進行證券交易之操守準則。經向全體董事作出指定查詢後，本公司確認，全體董事於截至二零零六年六月三十日止六個月內已遵守標準守則內所載的規定標準。

(b) 新計劃

本公司於二零零五年九月一日採納了新計劃，除經修訂或終止外，新計劃將由採納起計十年內有效。有關新計劃之條款及詳情已於本公司二零零五年度業績報告內披露。

由於期內並無任何購股權獲授出或行使，故未有購股權預期價值披露。

主要股東

於二零零六年六月三十日，根據證券及期貨條例第XV部第2及第3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目 好倉	所持股份數目 淡倉	總數	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	389,854,000	6,600,000	396,454,000	37.598
Advancetex Holdings (BVI) Limited	實益擁有人	233,540,000	-	233,540,000	22.148
謝清海先生	(i) 實益擁有人	500,000	-	61,815,000	5.862
	(ii) 未滿18歲子女或配偶權益	240,000	-		
	(iii) 受控制公司之權益	61,075,000 [1]	-		
Value Partners Limited	投資經理	61,775,000	-	61,775,000	5.858
Commonwealth Bank of Australia	受控制公司之權益	62,935,100	-	62,935,100 [2]	5.968

(a) 舊計劃

舊計劃於一九九六年九月二日獲本公司採納。

期內根據舊計劃授出而尚未行使之購股權變動詳情如下：

參與者類別	購股權所涉及之股份數目 於二零零六年一月一日 千份	期內行使 千份	期內失效 千份	期內取消 千份	於二零零六年六月三十日 千份	購股權 授出日期*	行使期間	認購價** 港幣元	本公司股份價格*** 緊接行使日期前 港幣元	於行使日期 港幣元
僱員總計	7,800	4,800	-	-	3,000	一九九七年六月十六日	二零零零年六月十五日至二零零七年六月十四日	2.876	3.705	3.713
	12,816	288	-	-	12,528	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	3.550	3.562
	6,656	-	-	-	6,656	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	-	-
	27,272	5,088	-	-	22,184					

舊計劃之購股權於期內之重整附註：

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

*** 緊接購股權的行使日期前披露的本公司股份價格，是緊接於購股權行使日期前本公司股份在聯交所加權平均收市價。

由於期內並無任何購股權獲授出，故未有購股權預期價值披露。

註：

1. 396,454,000股股份（其中6,600,000股為淡倉）是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%）；233,540,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%）；1,740,000股股份由G. S. Strategic Investment Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%）。

2. 32,430,000股股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有）。

3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而631,734,000股股份實指同為楊勳先生控制之三間公司所持之股份。

除上文披露外，於二零零六年六月三十日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司(按證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

購股權計劃

於二零零五年九月一日，本公司股東批准終止(即不得再授出購股權)本公司於一九九六年九月二日採納之購股權計劃(「舊計劃」)及採納新購股權計劃(「新計劃」)。所有於舊計劃終止前發行及尚未行使之購股權仍具有效力。

董事於證券之權益及淡倉

於二零零六年六月三十日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)上市規則上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目 好倉	淡倉	總數	佔已發行股本百分比 (%)
楊 釗博士 銀紫荊星章、太平紳士	受控制公司之權益	625,134,000	6,600,000	631,734,000 [1]	59.910
楊 勳先生	(i) 受控制公司之權益 (ii) 配偶權益	625,134,000 6,730,000	6,600,000 -	638,464,000 [(1)及(3)]	60.549
楊 浩先生	受控制公司之權益	32,430,000	-	32,430,000 [2]	3.075
鮑仕基先生	實益擁有人	9,370,000	-	9,370,000	0.889
許宗盛太平紳士	實益擁有人	6,250,000	-	6,250,000	0.593
張慧儀女士	(i) 實益擁有人 (ii) 配偶權益	6,730,000 625,134,000	- 6,600,000	638,464,000 [(1)及(3)]	60.549
劉漢銓 金紫荊星章、太平紳士	實益擁有人	956,000	-	956,000	0.091

董事局

執行董事
楊　釗博士　銀紫荊星章、太平紳士　*(董事長)*
楊　勳先生　*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事
王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士

非執行董事
林家禮博士

公司秘書
梅守強先生

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以對沖澳元帶來之匯兑風險。

(四) 人力資源

於二零零六年六月三十日，本集團之僱員總數逾30,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年業績走勢，管理層持較樂觀的態度。因中國宏觀經濟調控雖然持續，對部份過熱的行業，政府宏調政策的力度或會加大，但當前經濟發展政策仍是鼓勵內部消費，以減輕依賴外貿拉動經濟發展。故相信零售業所受到的影響較為輕微。真維斯銷售走勢現正處於上升軌道，最近中國有關當局更正式確認真維斯品牌為中國馳名商標。與此同時，中國工業經濟聯合會、中國商務部外貿發展事務局及上海服裝行業協會等組成獨立專家團，據中國社會調查所在全國十幾個城市就287家中外企業服裝品牌進行調研的結果，評選出真維斯品牌休閑服裝為"2006年中國服裝行業領袖品牌"。故管理層相信真維斯在內地的銷售升勢仍可持續。澳、紐Jeanswest七、八月的銷售情況相對上半年度亦有所改善，相信其下半年將有較佳的表現。另外，集團亦積極地開拓海外零售業務，預計在十月份Jeanswest店將以特許經營方式在中東開業。Quiksilver Glorious Sun銷售升勢令人滿意，管理層將會在中國內地加大品牌的推廣，並加快在香港開店的速度。出口業務的發展亦可望較為平順。若無不可預測的事件出現，下半年的業績應可保持上半年的增長速度。

於二零零六年六月三十日，集團零售網絡包括Quiksilver Glorious Sun及GSit共有店舖 1,640 間(二零零五年：1,386間)，其中真維斯在中國內地有店舖1,263 間(二零零五年：1,071間)，內含619間直接經營店(二零零五年：576間)。在澳洲及紐西蘭，Jeanswest共有店舖218間(二零零五年：186間)，其中包括6間特約經銷店。

Quiksilver Glorious Sun的業務開拓順利，六月底時在中國內地有店舖6間，在香港有店舖9間，合共15間(二零零五年：11間)。營業額相比去年同期增長73%。GSit在中國有店舖144間(二零零五年：118間)，內含台灣的29間(二零零五年：14間)，其中116間(二零零五年：69間)是直接經營店。

(二) 出口業務

回顧期內，出口單價已漸次穩定下來，但生產成本卻有所上升。管理層因二零零五年取消全球紡織品配額以致菲律賓生產基地的優勢已經消失，所以於上半年度關閉了當地的生產設施，不再浪費資源於沒有經濟效益的企業。經調整後，集團生產成本受控，而產能亦未因之而受損。期間集團生產出口銷售額已止跌回升。截至二零零六年六月三十日的上半年度，出口總額錄得590,646,000港元(二零零五年：525,185,000港元)，與去年同期相比上升12.46%。

(三) 財務狀況

本集團的財務狀況，正如前文所述，淨現金額及存貨水平均於本回顧期內繼續處於健康水平。

據未經審核的合併財務報表，截至二零零六年六月三十日止的上半年度，營業額錄得2,002,435,000港元(二零零五年：1,762,520,000港元)，而本公司股權持有人的應佔純利亦達125,223,000港元(二零零五年：112,827,000港元)，與去年同期比較分別上升13.61%及10.99%。

(一) 零售業務

集團在中國內地的零售業務，仍以真維斯品牌為主。在回顧的上半年度，真維斯銷售額達925,946,000港元(二零零五年：799,821,000港元)，與去年同期相比增長15.77%。期間內地零售市道暢旺，但競爭激烈，經營成本有上升的壓力，尤以租金漲幅較為明顯。真維斯品牌的認受性近年不斷提高，產品設計的革新亦受歡迎，故能錄得較佳的銷售增長。

期內澳、紐市況平淡，澳元兑港元匯率回落4.90%。集團在當地的零售額錄得364,914,000港元(二零零五年：377,888,000港元)，相較去年同期回落3.43%，若以當地貨幣計算，則有輕微增長，而毛利率亦有所提升，整體表現優於競爭對手。集團在二零零六年五月底，購回Jeanswest在紐西蘭的業務，其表現與預期相符。其盈利貢獻要在下半年始會全面反映在集團的綜合賬內。

二零零六年上半年度零售業務總體的營業額合共錄得1,318,714,000港元(二零零五年：1,177,709,000港元)，對比去年同期上升了11.97%，佔集團總銷售額的65.86%。

中期股息

董事局議決派發截至二零零六年六月三十日止六個月中期股息每股3.20港仙(二零零五年：2.90港仙)予二零零六年十月十二日(星期四)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零六年十月十七日(星期二)郵寄予各股東。

暫停辦理股份過戶登記

本公司將由二零零六年十月十日(星期二)至二零零六年十月十二日(星期四)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零六年十月九日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

業務回顧

二零零六年上半年度集團的零售與出口業務均錄得雙位數的升幅。中國宏觀經濟調控雖然持續，但經濟增長仍然可觀，零售市道亦暢旺，真維斯在內地的銷售續創佳績。澳洲零售市道較為呆滯，但JEANSWEST的表現，仍較大市為佳。出口單價自去年第四季開始漸趨平穩，集團出口營業額開始回升。Quiksilver Glorious Sun的發展良好，其品牌認知度在中國內地已有所提高，走勢令人鼓舞。GSit的業務亦能按計劃拓展。期間零售、成衣製造及出口業務的經營成本均有上升壓力，加上競爭亦十分熾熱，所以佈局作了適當的調整。

期內集團財政維持著一貫良好狀況。於二零零六年六月三十日，手持淨現金有640,206,000港元(二零零五年：1,077,973,000港元)。存貨亦處於健康水平。

(10) 股息

	截至六月三十日止六個月	
	二零零六年 （未經審核） *港幣千元*	二零零五年 （未經審核） *港幣千元*
派發股息予本公司股權持有人		
已派發末期股息	**114,936**	105,326
已派發特別股息	**105,447**	-
	220,383	105,326
擬派發中期股息	**33,743**	29,090
	254,126	134,416

(8) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共313,866,000港元(二零零五年十二月三十一日:405,466,000港元)。下列為應付貿易賬款之賬齡分析:

	二零零六年六月三十日(未經審核) *港幣千元*	二零零五年十二月三十一日(經審核) *港幣千元*
少於四個月	**303,560**	391,685
四至六個月	**7,149**	10,597
超過六個月	**3,157**	3,184
	313,866	405,466

應付賬款為免息及通常於90天內償還。

(9) 股本

	普通股股數 *千位*	面值 *港幣千元*
已發行及繳足股本 每股面值0.10港元之普通股		
於二零零六年一月一日	1,049,376	104,938
期內新發行	5,088	508
於二零零六年六月三十日	1,054,464	105,446

(6) 商譽

本集團於二零零六年五月二十七日以代價US$10,180,000收購了Goldpromise Limited的100%已發行股本之權益；其所從事之業務為透過「JEANSWEST」零售店於紐西蘭以零售方式銷售牛仔款及其他流行時尚貨品。該收購是以購併會計法入賬，由此所產生之收購商譽為HK$38,612,000。

(7) 應收賬款及票據

應收賬款及票據包括已扣除減值準備的應收貿易賬款共198,244,000港元（二零零五年十二月三十一日：233,326,000港元）及應收票據276,218,000港元（二零零五年十二月三十一日：198,324,000港元）。於結算日應收票據的賬齡少於四個月。

下列為應收貿易賬款之賬齡分析：

	二零零六年六月三十日（未經審核）*港幣千元*	二零零五年十二月三十一日（經審核）*港幣千元*
少於四個月	**178,300**	219,060
四至六個月	**11,954**	13,496
超過六個月	**7,990**	770
	198,244	233,326

本集團給予貿易客戶之賒賬期平均為45天。

(4) 稅項

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅率17.5%（二零零五年：17.5%）作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至六月三十日止六個月	
	二零零六年	二零零五年
	（未經審核）	（未經審核）
	港幣千元	*港幣千元*
本期－香港	**3,282**	5,487
本期－其他地區	**26,457**	23,434
遞延	**2,465**	969
	32,204	29,890

聯營公司應佔稅項為4,217,000港元（二零零五年：6,895,000港元），已計入本簡明合併損益表應佔聯營公司溢利及虧損內。

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零六年六月三十日止六個月之本公司股權持有人應佔溢利125,223,000港元（二零零五年：112,827,000港元）及期內已發行普通股之加權平均數1,051,506,177股（二零零五年：1,002,056,000股）計算。

(b) 每股攤薄盈利

每股攤薄盈利乃根據截至二零零六年六月三十日止期間之本公司股權持有人應佔溢利125,223,000港元（二零零五年：112,827,000港元）計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,051,506,177股（二零零五年：1,002,056,000股），與假設期內所有購股權被行使而無償發行的普通股加權平均數8,282,624股（二零零五年：18,433,234股）之總和。

(b) *地區分類*

	截至二零零六年六月三十日止六個月（未經審核）						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	**980,551**	**74,961**	**466,571**	**370,948**	**84,278**	**25,126**	**2,002,435**

	截至二零零五年六月三十日止六個月（未經審核）						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	815,115	50,693	419,037	394,691	40,727	42,257	1,762,520

(3) 除稅前溢利

本集團除稅前溢利已扣除／（計入）下列各項：

	截至六月三十日止六個月	
	二零零六年	二零零五年 （重新列示）
	（未經審核）	（未經審核）
	港幣千元	*港幣千元*
折舊	**65,730**	61,164
攤銷土地租賃預付款	**211**	205
應佔聯營公司權益之減值	**12,172**	6,619
以公平價值計入損益的股本投資之公平價淨收益	**(22,138)**	–
利息收入	**(18,937)**	(11,509)

(2) 分類資料

(a) 業務分類

	截至六月三十日止六個月							
	零售業務		出口業務		其他業務		合併	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
		(重新列示)		(重新列示)		(重新列示)		(重新列示)
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：								
向外間顧客銷貨	**1,318,714**	1,177,709	**590,646**	525,185	**93,075**	59,626	**2,002,435**	1,762,520
其它收入及收益	**21,601**	12,832	**16,761**	16,356	**8,497**	21,587	**46,859**	50,775
總計	**1,340,315**	1,190,541	**607,407**	541,541	**101,572**	81,213	**2,049,294**	1,813,295
分類業績	**107,815**	99,444	**33,656**	32,852	**2,808**	7,539	**144,279**	139,835
利息收入及未分配收入							**49,182**	12,507
未分配費用							**(29,128)**	(12,618)
融資成本							**(7,016)**	(4,241)
應佔溢利及虧損：								
共同控制公司	**-**	-	**72**	(170)	**(712)**	174	**(640)**	4
聯營公司	**-**	-	**24,595**	30,001	**-**	-	**24,595**	30,001
除稅前溢利							**181,272**	165,488
稅項							**(32,204)**	(29,890)
期內溢利							**149,068**	135,598

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34:「中期財務報告」和其他相關香港會計準則及詮釋,香港財務報告準則(「香港財務報告準則」),及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之披露規定而編製。

截至二零零六年六月三十日止六個月的中期合併財務報表為未經審核,惟已由本公司的審核委員會審閱。

本簡明合併財務報表已重新修訂上次中期的數字,使其符合二零零五全年已審核的財務報表所採納的政策。因此,若干比較數字已重新列示。

這些重新列示對截至二零零五年六月三十日止六個月的損益表之影響為:

	港幣千元
增加其他經營費用	(6,619)
增加應佔聯營公司的稅後業績	6,619
總影響	–

除了採納以下於二零零六年一月一日或以後生效之新增香港財務報告準則及香港會計準則外,編制此中期財務報表所採用之會計政策及編製基準與截至二零零五年十二月三十一日止年度之已審核財務報表所用相同。

香港會計準則 21 — 修訂	於外地業務的淨投資
香港會計準則 39 — 修訂	公平價值選擇
香港會計準則 39 及香港財務報告 4 — 修訂	財務擔保合約
香港(國際財務報告註釋委員會)詮釋 4	確定一項協議是否包含租賃

採納以上新增及修訂之會計準則對本集團之資產負債表及損益表並無重大影響。

簡明合併股東權益變動表

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 港幣千元	二零零五年 (重新列示) (未經審核) 港幣千元
於一月一日之本公司股權持有人應佔權益		**1,663,138**	1,473,060
換算海外公司財務報表之匯兑差異		**10,470**	1,196
重估可出售財務資產之盈餘		**-**	893
未反映在合併損益賬內之淨收益		**10,470**	2,089
本公司股權持有人應佔期內溢利		**125,223**	112,827
發行新股份	*(9)*	**508**	253
發行新股份之股本淨溢價		**14,024**	6,907
已付股息	*(10)*	**(220,383)**	(105,326)
		(80,628)	14,661
於六月三十日本公司股權持有人應佔權益		**1,592,980**	1,489,810

簡明合併現金流量表

	截至六月三十日止六個月	
	二零零六年	二零零五年
		(重新列示)
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
經營活動所得現金流入淨額	**34,762**	177,605
投資活動所得現金流出淨額	**(368,814)**	(133,962)
融資活動所得現金流出淨額	**(172,033)**	(129,052)
現金及現金等額減少淨額	**(506,085)**	(85,409)
於一月一日現金及現金等額	**1,243,078**	1,239,238
外幣兑換率變動之淨影響	**4,670**	(494)
於六月三十日現金及現金等額	**741,663**	1,153,335
現金及現金等額結存分析		
現金及銀行結存	**444,182**	549,220
原到期日少於三個月之無抵押定期存款	**311,408**	626,759
銀行透支	**(13,927)**	(22,644)
	741,663	1,153,335

簡明合併資產負債表

	附註	二零零六年 六月三十日 (未經審核) *港幣千元*	二零零五年 十二月三十一日 (經審核) *港幣千元*
非流動資產			
物業、廠房及設備		**709,714**	622,163
投資物業		**2,500**	2,500
土地租賃預付款		**17,552**	17,209
應佔共同控制公司權益		**23,834**	21,861
應佔聯營公司權益		**252,730**	213,813
商譽	*(6)*	**38,612**	–
遞延税項資產		**11,604**	14,525
		1,056,546	892,071
流動資產			
存貨		**591,564**	560,535
應收賬款及票據	*(7)*	**474,462**	431,650
預付款、按金及其他應收賬款		**231,408**	179,103
關連公司欠款		**939**	1,072
以公平價值計入損益的股本投資		**113,302**	59,525
已抵押存款		**21,784**	21,784
現金及現金等額		**913,976**	1,266,197
		2,347,435	2,519,866
流動負債			
應付賬款及票據	*(8)*	**385,591**	481,649
其他應付賬款及應付費用		**693,861**	623,655
計息銀行貸款及其他借款		**278,442**	251,187
應付税款		**248,352**	226,803
		1,606,246	1,583,294
流動資產淨值		**741,189**	936,572
總資產減流動負債		**1,797,735**	1,828,643
非流動負債			
計息銀行貸款及其他借款		**17,112**	6,004
少數股東長期貸款		**9,400**	9,400
遞延税項負債		**368**	411
		26,880	15,815
資產淨值		**1,770,855**	1,812,828
權益			
本公司股權持有人應佔之權益			
已發行股本	*(9)*	**105,446**	104,938
儲備		**1,453,791**	1,338,880
擬派股息		**33,743**	219,320
		1,592,980	1,663,138
少數股東權益		**177,875**	149,690
權益總值		**1,770,855**	1,812,828

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 港幣千元	 二零零五年 (重新列示) (未經審核) 港幣千元
收入	*(2)*	**2,002,435**	1,762,520
銷售成本		**(1,156,378)**	(1,019,453)
毛利		**846,057**	743,067
其他收入及收益		**96,041**	63,282
銷售及分銷成本		**(491,811)**	(416,642)
行政費用		**(258,110)**	(229,275)
其他經營費用		**(27,844)**	(20,708)
融資成本		**(7,016)**	(4,241)
應佔溢利及虧損：			
共同控制公司		**(640)**	4
聯營公司		**24,595**	30,001
除税前溢利	*(2)及(3)*	**181,272**	165,488
税項	*(4)*	**(32,204)**	(29,890)
期內溢利		**149,068**	135,598
屬於：			
本公司股權持有人		**125,223**	112,827
少數股東權益		**23,845**	22,771
期內溢利		**149,068**	135,598
中期股息	*(10)*	**33,743**	29,090
		港仙	*港仙*
每股盈利			
基本	*(5a)*	**11.91**	11.26
攤薄後	*(5b)*	**11.82**	11.06
每股中期股息		**3.20**	2.90


72
J-SPORTS
JEANSWEST
眞維斯

旭日企業有限公司

(於百慕達註冊成立之有限公司)

(股份代號：393)



2006年中期業績報告

